

September 19, 2012

Via E-mail
Ricardo Alejandro Torres
Chief Executive Officer
Pampa Energia S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

      Re: **Pampa Energia S.A.**
               Form 20-F for Fiscal Year Ended December 31, 2011
               Filed April 27, 2012
               File No. 1-34429

Dear Mr. Torres:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Note 3. (Loss) Earning Per Share, page F-20

1. We note that your diluted EPS exceeds basic EPS for fiscal years 2011 and 2010 since you included dilutive shares during those net loss periods. We note the same issue on page F-124 in regards to your U.S. GAAP EPS figures. Please explain to us how this complies with both Argentine and U.S. GAAP. For U.S. GAAP, please explain how you have complied with ASC 260-10-45-19. If appropriate, please revise future filings for this matter.

Note 23. Differences Between Argentine GAAP and US GAAP, page F-99

n) Impairment of fixed and intangible assets, page F-113

2. We note that you reversed Ps. 619.3 million of impairment expense in your reconciliation of net income/loss under Argentine GAAP to net income/loss under U.S. GAAP. We understand from the disclosures elsewhere in your footnotes that this impairment expense is comprised of Ps. 443.5 million, Ps. 10.2 million and Ps. 165.7 million for goodwill, other intangible assets and fixed assets, respectively, related to Edenor. We have the following comments:

    • Based on your disclosure on page F-114, it appears that when you tested the Edenor assets for impairment as required by ASC 360-10-35, you determined that the appropriate level at which to group these assets for impairment testing was the Edenor cash generating unit. It also appears that you performed your U.S. GAAP impairment test for this asset group by comparing the carrying amount of the Edenor cash generating unit with the corresponding undiscounted cash flows. Please confirm our assumptions.

    • Please tell us whether you performed a separate impairment test under U.S. GAAP for the goodwill allocated to the Edenor cash generating unit. If not, please explain to us how you have complied with the guidance in ASC 350-20-35. In doing so, please clarify whether the Edenor cash generating unit is a reporting unit under U.S. GAAP. If you performed a separate impairment test, please explain to us in detail how you determined that the implied fair value of the reporting unit goodwill exceeded the carrying amount of that goodwill such that impairment of goodwill was not necessary. If you do not believe that you would use the same discounted cash flows to test Edenor's goodwill for impairment under both Argentine GAAP and U.S. GAAP, please explain to us in detail how you reached your conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief